Exhibit 99.1

2007: A Year Full of Anticipation and Challenges

(Hong Kong, January 30 2007) — CNOOC Limited (the “Company” or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) today announced its business strategy and development plan for year 2007.

The total targeted net production of CNOOC Ltd. in 2007 is 162-170 million barrels of oil equivalent (BOE). The Company’s net production for 2006 is estimated to be 165-168 million BOE(with WTI at US$65.74/barrel).

During the year, five projects are expected to come on stream. It is also expected that more than 20 projects will be completed in the coming years, including major projects offshore China such as Penglai 19-3 phase II, Wenchang oil fields, and overseas projects including Tangguh project and OML 130.

In 2007, the Company’s exploration program will continue to be focused in offshore China. It is expected that US$382 million (or approximately HK$2,980 million), or approximately 75% of the Company’s exploration capital expenditure of US$512 million (or approximately HK$3,994 million), will be spent in this area. The exploration core areas offshore China includes mature areas, rolling exploration areas and frontier areas. The Company will increase its efforts in deepwater exploration. In overseas, the Company’s exploration activities in 2007 will be diversified into several potential world-class basins. The Company expects to achieve a reserve replacement ratio (RRR) of 100% mainly through a focused and balanced exploration program.

In 2007, the Company anticipates a busy schedule in the engineering, development and production sector. Over 20 projects are expected to begin production in next few years. As a result, the Company’s budgeted capital expenditure on development activities is expected to increase to US$3.65 billion (or approximately HK$28.47 billion), representing a growth of 19% over 2006.

“We’re confident in realizing the production target in 2007. We will stick to the Company’s strategies, being aggressive in action and prudent in thought, and strive to get better return for the Company and its shareholders.” Mr. Yang Hua, Executive Vice President and CFO of the Company commented.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company said, “For CNOOC limited, 2007 will be a year full of challenges and anticipation. I believe, with our unremitting effort during the year and the commencement of a stream of projects, CNOOC will step forward to a new stage of high quality and fast-growing development.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei General Manager of Investor Relations CNOOC Limited Tel: +86-10-8452-1646 Fax: +86-10-8452-1441 E-mail: xiaozw@cnooc.com.cn	Ms. Carol Wong Account Manager Ketchum Hong Kong Tel: +852-3141-8098 Fax: +852-2510-8199 E-mail: carol.wong@knprhk.com